Exhibit 99.4

VOIR AU VERSO Le numéro de contrôle vous a été attribué aux fins d’identification des actions à l’égard desquelles vous exercerez vos droits de vote. Vous devez préserver la confidentialité de votre numéro de contrôle et éviter de le divulguer à des tiers, sauf lorsque vous votez à l’aide de l’une des options de vote indiquées dans le présent formulaire. Si vous envoyez le présent formulaire ou fournissez votre numéro de contrôle à des tiers, vous êtes responsable de l’exercice subséquent des droits de vote rattachés à vos actions ou de l’incapacité subséquente de les exercer. Madame, Monsieur, Une assemblée sera tenue à l'intention des porteurs de titres de l'émetteur mentionné ci-dessus. 1. Vous recevez le présent formulaire d’instructions de vote et les documents relatifs à l’assemblée ci-joints, selon les directives de l’émetteur, en tant que propriétaire véritable des titres. Vous êtes le propriétaire véritable des titres parce qu’en tant qu’intermédiaires, nous détenons les titres dans un compte pour vous, mais ils ne sont pas immatriculés à votre nom. 2. Les votes sont sollicités par la direction de l’émetteur ou en son nom. 3. Même si vous ne souhaitez pas recevoir ces documents, l’émetteur assujetti a le droit de vous les faire parvenir et, si on nous le demande, il est de notre responsabilité de vous les envoyer. Ces documents vous sont envoyés sans frais, dans la langue de correspondance de votre choix, dans la mesure où ils sont disponibles dans cette langue. 4. À moins que vous n’assistiez à l’assemblée et que vous n’y votiez en personne ou virtuellement (selon le cas), nous sommes les seuls à pouvoir exercer les droits de vote rattachés à vos titres en notre qualité de porteurs inscrits ou de fondés de pouvoir du porteur inscrit conformément à vos instructions. Nous ne pouvons pas voter pour votre compte si nous ne recevons pas vos instructions de vote. Veuillez nous fournir vos instructions de vote dès que possible à l’aide de l’une ou l’autre des méthodes de vote disponibles ou remplir et nous retourner le présent formulaire. Nous soumettrons un vote par procuration en votre nom conformément aux instructions de vote que vous nous donnerez, à moins que vous ne choisissiez d’assister à l’assemblée et d’y voter en personne ou virtuellement (selon le cas). 5. En nous donnant vos instructions de vote, vous confirmez ce qui suit : • vous êtes le propriétaire véritable des titres ou vous êtes autorisé à donner ces instructions de vote; • vous avez lu les documents et les instructions de vote mentionnés dans le présent formulaire. 6. Vous ne pouvez pas présenter le présent formulaire d'instructions de vote lors de l’assemblée pour voter. 7. Pour assister à l’assemblée et y exercer les droits de vote rattachés à vos actions, veuillez procéder de l’une des manières suivantes : • écrivez votre nom ou le nom de la personne que vous avez désignée pour qu’elle agisse en votre nom sur la ligne « Fondé de pouvoir » au verso du présent formulaire que vous devez dater, signer et nous renvoyer par la poste; • allez au site ProxyVote.com (s’il est disponible) et inscrivez le nom dans la section « Changement de fondé de pouvoir » du site de vote; • en ce qui concerne les assemblées virtuelles, vous pourriez devoir fournir d’autres renseignements ou prendre d’autres mesures pour que vous ou votre fondé de pouvoir puissiez assister à l’assemblée. Pour de plus amples détails, veuillez vous reporter aux documents relatifs à l’assemblée qui accompagnent les présentes instructions de vote. Vous ou votre « fondé de pouvoir » devez assister à l’assemblée pour que votre vote soit comptabilisé. 8. Sauf si la loi l’interdit ou à moins d’instructions contraires de votre part, le ou les fondés de pouvoir ou la personne dont le nom est inscrit dans l’espace prévu à cet effet auront les pleins pouvoirs pour assister, soumettre des questions et agir à l’assemblée ou à toute reprise de celle-ci en cas d’ajournement ou de report, ainsi que pour voter à l’égard de toutes les questions qui y seront présentées, même si ces questions ne sont pas mentionnées dans le présent formulaire ou dans la circulaire de sollicitation de procurations. Consultez un conseiller juridique si vous souhaitez modifier les pouvoirs de cette personne de quelque façon que ce soit. Si vous avez besoin d’aide, veuillez communiquer avec le responsable de votre compte. 9. Si les présentes instructions de vote sont données au nom d’une société, indiquez la dénomination sociale complète de cette dernière, le nom et le titre de la personne donnant les instructions de vote au nom de la société, ainsi que l’adresse aux fins de signification de la société. 10. Si les points énoncés dans la circulaire de sollicitation de procurations sont différents des points mentionnés au verso du présent formulaire, la circulaire de sollicitation de procurations prévaudra. 11. Le fondé de pouvoir dont le nom figure dans le présent formulaire exercera les droits de vote rattachés aux titres en conformité avec les instructions données. En l’absence d’instructions de vote particulières de votre part dans le présent formulaire, les droits de vote seront exercés comme il est recommandé au verso du présent formulaire ou indiqué dans la circulaire de sollicitation de procurations, à moins que vous n’ayez nommé un fondé de pouvoir. 12. Le présent formulaire d’instructions de vote doit être lu conjointement avec la circulaire de sollicitation de procurations qui l’accompagne. 13. Afin que vos instructions soient reçues à temps pour être traitées, assurez-vous que le formulaire d’instructions de vote nous parvienne ou veuillez voter en ligne au moins un jour ouvrable avant la date de dépôt des procurations indiquée ci-dessus ou dans la circulaire de sollicitation de procurations. Les instructions de vote reçues à la date de dépôt des procurations ou par la suite pourraient ne pas être prises en compte dans la compilation finale. Le présent formulaire d’instructions de vote confère le pouvoir discrétionnaire de voter relativement aux autres questions qui peuvent être dûment soumises à l'assemblée ou à toute reprise de celle-ci. Si vous avez des questions ou avez besoin d’aide, veuillez communiquer avec le responsable de votre compte. Communication de l’information – Choix de recevoir les états financiers ou demande de documents relatifs à l’assemblée Si vous choisissez de recevoir les états financiers ou demandez les documents relatifs à l’assemblée, votre nom et votre adresse pourront être communiqués à l’émetteur assujetti (ou à son mandataire) aux fins d’envoi par la poste. H-18062020 NOUS DEVONS RECEVOIR VOS INSTRUCTIONS DE VOTE AU MOINS UN JOUR OUVRABLE AVANT LA DATE DE DÉPÔT DES PROCURATIONS. N DATE DE DÉPÔT : 8 septembre 2023 o DE CONTRÔLE : ➔ PASSEZ EN REVUE VOS OPTIONS DE VOTE NUMÉRISEZ POUR VOIR LES DOCUMENTS ET VOTEZ DÈS MAINTENANT ÉTAPE 1 ÉTAPE 3 VOTE PAR TÉLÉPHONE : VEUILLEZ TRANSMETTRE VOS INSTRUCTIONS AU 1 800 474-7501 (EN FRANÇAIS) OU 1 800 474-7493 (EN ANGLAIS). VOTE PAR LA POSTE : VEUILLEZ RETOURNER LE PRÉSENT FORMULAIRE D'INSTRUCTIONS DE VOTE DANS L’ENVELOPPE FOURNIE. RAPPEL : PASSEZ EN REVUE LA CIRCULAIRE DE SOLLICITATION DE PROCURATIONS AVANT DE VOTER. EN LIGNE : VOTEZ SUR PROXYVOTE.COM À L'AIDE DE VOTRE ORDINATEUR OU DE VOTRE APPAREIL PORTABLE. VOTRE NUMÉRO DE CONTRÔLE EST INDIQUÉ CI-DESSOUS. BROKER ADDRESS 123 ANY STREET ANY CITY/PROVINCE A1A 1A1 JOHN A. SAMPLE 123 ANY STREET ANYCITY PR A1A 1A1 XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX BROKER LOGO 1 OF 2 S91970 81 010 E: C S:3 E:2 1/1 M A:A V: 1 DATE : ADRESSE : Mardi 12 septembre 2023 à 10 h HAE Bennett Jones LLP 3400 One First Canadian Place Toronto, ON M5X 1A4 Hut 8 Mining Corp. (the “Corporation”) Assemblée extraordinaire FORMULAIRE D’INSTRUCTIONS DE VOTE

FORMULAIRE D'INSTRUCTIONS DE VOTE

Hut 8 Mining Corp. (the "Corporation") 34

TYPE D'ASSEMBLÉE : Assemblée extraordinaire
DATE DE L'ASSEMBLÉE : Mardi 12 septembre 2023 à 10 h HAE
DATE DE RÉFÉRENCE : 8 août 2023
DATE DE DÉPÔT : 8 septembre 2023 **N° CUID :**
N° DE COMPTE : **N° CUSIP :**

Nº DE CONTRÔLE : →

ÉTAPE 2 NOMMEZ UN FONDÉ DE POUVOIR (FACULTATIF)

FONDÉ(S) DE POUVOIR : Jaime Leverton, ou à défaut, Shenif Visram, ou à défaut, Aniss Amdiss

SI VOUS VOULEZ ASSISTER À L'ASSEMBLÉE OU DÉSIGNER UNE AUTRE PERSONNE POUR QU'ELLE ASSISTE, VOTE ET AGISSE EN VOTRE NOM À L'ASSEMBLÉE OU À TOUTE ASSEMBLÉE RÉSULTANT D'UN AJOURNEMENT OU D'UN REPORT, AUTRE QUE LA OU LES PERSONNES MENTIONNÉES CI-DESSUS, INSCRIVEZ VOTRE NOM OU LE NOM DE L'AUTRE PERSONNE QUI ASSISTERA À L'ASSEMBLÉE DANS L'ESPACE PRÉVU À CET EFFET. À MOINS QUE VOUS NE DONNIEZ DES INSTRUCTIONS CONTRAIRES, LA PERSONNE DONT LE NOM EST ÉCRIT DANS CET ESPACE AURA LES PLEINS POUVOIRS POUR ASSISTER À L'ASSEMBLÉE, Y VOTER ET Y AGIR À L'ÉGARD DES QUESTIONS PRÉSENTÉES À L'ASSEMBLÉE OU À TOUTE ASSEMBLÉE RÉSULTANT D'UN AJOURNEMENT OU D'UN REPORT, MÊME SI CES QUESTIONS NE SONT PAS MENTIONNÉES DANS LE FORMULAIRE OU DANS LA CIRCULAIRE. EN CE QUI CONCERNE LES ASSEMBLÉES VIRTUELLES, VOUS POURRIEZ DEVOIR FOURNIR D'AUTRES RENSEIGNEMENTS OU PRENDRE D'AUTRES MESURES POUR QUE VOUS OU VOTRE FONDÉ DE POUVOIR PUISSIEZ Y ASSISTER.

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INSCRIVEZ CI-DESSUS LE NOM DU FONDÉ DE POUVOIR EN LETTRES MAJUSCULES

F-R.1

ÉTAPE 3 INSTRUCTIONS DE VOTE

POINT(S) : ***LES RECOMMANDATIONS DE VOTE SONT INDIQUÉES AU MOYEN DU*** **TEXTE SURLIGNÉ** ***AU-DESSUS DES CASES*** **(REMPLISSEZ UNE SEULE CASE « ■ » PAR POINT, À L'ENCRE NOIRE OU BLEUE)**

Point		POUR	CONTRE
01	To consider and, if deemed advisable, to pass, with or without variation, pursuant to an interim order of the Supreme Court of British Columbia dated August 11, 2023, a special resolution (the "**Arrangement Resolution**"), the full text of which is set forth in "*Schedule "C" – Arrangement Resolution*" to the accompanying management information circular (the "**Circular**"), approving a plan of arrangement under Division 5 of Part 9 of the *Business Corporations Act* (British Columbia), involving, among others the Corporation, Hut 8 Holdings Inc., its direct wholly-owned subsidiary existing under the laws of British Columbia, and Hut 8 Corp., a Delaware corporation ("**New Hut**"), in accordance with the terms of the business combination agreement dated February 6, 2023 by and among the Corporation, U.S. Data Mining Group, Inc., a Nevada corporation doing business as "US Bitcoin Corp." ("**USBTC**"), and New Hut (the "**Business Combination Agreement**").	☐	☐
02	To consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in "*Schedule "D" – New Hut Resolution*" to the accompanying Circular, to authorize the issuance of up to 49,665,834 shares of common stock of New Hut (the "**New Hut Shares**"), consisting of: (i) up to 44,161,669 New Hut Shares issuable to USBTC stockholders pursuant to the Business Combination Agreement and up to 4,530,326 New Hut Shares issuable upon the exercise of USBTC replacement options to be issued to USBTC stockholders in exchange for their USBTC options outstanding immediately prior to the Merger Effective Time (as defined under the Circular), which figures represent approximately 50% of the common stock of New Hut expected to be outstanding upon completion of the Business Combination (as defined under the Circular), and (ii) and up to 973,839 New Hut Shares, which represents an additional 2% buffer to account for clerical and administrative matters (the "**New Hut Resolution**").	☐	☐
03	To consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in "*Schedule "E" – Incentive Plan Resolution*" to the accompanying Circular, to approve the adoption of the New Hut incentive plan (the "**Incentive Plan Resolution**", together with the Arrangement Resolution and New Hut Resolution, the "**Hut 8 Resolutions**").	☐	☐

ÉTAPE 4 LE PRÉSENT DOCUMENT DOIT ÊTRE SIGNÉ ET DATÉ

SIGNATURE(S) ***INVALIDE EN L'ABSENCE DE SIGNATURE***

M M J J A A